SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. __)*

COLUMBUS ACQUISITION CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

198851-10-7

(CUSIP Number)

May 23, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 198851-10-7	13 G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Columbus Acquisition Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,692,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,692,500*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

CUSIP No. 198851-10-7	13 G	Page 3 of 8 Pages

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
______________________

*
Columbus Acquisition Holdings LLC is the record owner of the subject shares.  Andrew Intrater, the Manager of Columbus Acquisition Holdings LLC, has also reported his beneficial ownership of such shares on this Schedule 13G, which is deemed to exist under Rule 13d-3 of the Securities Exchange Act of 1934 by virtue of his role as Manager of Columbus Acquisition Holdings LLC and his right and ability in such capacity to control the investment and other decisions of Columbus Acquisition Holdings LLC.

CUSIP No. 198851-10-7	13 G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Andrew Intrater
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,692,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,692,500*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

CUSIP No. 198851-10-7	13 G	Page 5 of 8 Pages

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

_________________

*
Mr. Intrater has shared voting power and shared dispositive power of the subject shares by virtue of his role as Manager of Columbus Acquisition Holdings, LLC, a limited liability company that is the record owner of such shares.  Columbus Acquisition Holdings, LLC, as record owner of such shares, has also reported its beneficial ownership of such shares on this Schedule 13G.

CUSIP No. 198851-10-7	13 G	Page 6 of 8 Pages

Item 1(a)                Name of Issuer:

Columbus Acquisition Corp.

Item 1(b)                Address of Issuer's Principal Executive Offices:

153 East 53rd Street, 58th Floor
New York, NY 10022

Item 2(a)                 Name of Person Filing:

Columbus Acquisition Holdings LLC
Andrew Intrater

Item 2(b)                Address of Principal Business Office or, if none, Residence:

The address of the principal office of both Columbus Acquisition Holdings LLC and Mr. Andrew Intrater is:

153 East 53rd Street, 58th Floor
New York, NY 10022

Item 2(c)                Citizenship:

Columbus Acquisition Holdings LLC is a Delaware limited liability company.

Andrew Intrater is a citizen of the United States.

Item 2(d)                Title of Class of Securities:

Common Stock

Item 2(e)                 CUSIP Number:

198851-10-7

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4                      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)                          Amount beneficially owned:

See Item 9 of each Cover Page.

Andrew Intrater may be deemed to beneficially own 2,692,500 shares of common stock by virtue of his control of Columbus Acquisition Holdings LLC.

CUSIP No. 198851-10-7	13 G	Page 7 of 8 Pages

(b)           Percent of class:

See Item 11 of each Cover Page.

 (c)                          Number of shares as to which such person has:

(i)        Sole power to vote or to direct the vote:

(ii)       Shared power to vote or to direct the vote:

(iii)      Sole power to dispose or to direct the disposition of:

(iv)     Shared power to dispose or to direct the disposition of:

See Items 5-8 of each Cover Page.

Item 5                     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Not Applicable

Item 6                     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8                     Identification and Classification of Members of the Group.

Not Applicable

Item 9                     Notice of Dissolution of Group.

Not Applicable

Item 10                   Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

.

February 13, 2009
COLUMBUS ACQUISITION HOLDINGS LLC

/s/  Andrew Intrater_________________________
Name:  Andrew Intrater
Title:  Chairman
February 13, 2009

/s/  Andrew Intrater_________________________
Andrew Intrater